April 4, 2019

Glen A. Messina
President and Chief Executive Officer
Ocwen Financial Corporation
1661 Worthington Road, Suite 100
West Palm Beach, Florida 33409

       Re: Ocwen Financial Corporation
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed February 27, 2019
           File No. 001-13219

Dear Mr. Messina:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2018

Management's Discussion and Analysis of Financial Condition and Results of Operations for the
Year Ended December 31, 2018 versus 2017, page 62

1. We note the continued decrease in subservicing fees retained by the Company on NRZ serviced MSRs in both fiscal 2017 and 2018. Please revise, in future filings, to disclose the average subservicing fees expressed as a percentage of UPB, retained on these NRZ serviced MSRs. In addition, disclose how the terms of both the September 2017 and the
      January 2018 New RMSR Agreements with NRZ impacted the fees recognized on serviced loans in each period presented.


2. Please revise to discuss, in future filings, to more thoroughly address and explain reasons for the individual changes in the specific inputs which have impacted the MSR valuation adjustments in each of the periods presented. For example, discuss why the benchmarking updates to non-Agency MSRs were reflected in fiscal 2017 and not in 2018. Glen A. Messina
Ocwen Financial Corporation
April 4, 2019
Page 2
3. We note the decreases in compensation and benefits, in occupancy and equipment and in technology and communications expenses in fiscal 2018 compared 2017. We note the significant continued reduction in overseas and total average employment in both fiscal
         2017 and 2018 and also the increase in unutilized operating space. Please revise, in future filings, to discuss whether this trend is expected to continue and the expected costs involved, in light of the PHH acquisition and the increase in the number of U.S. based employees.
4. We note the decline in professional services expenses in fiscal 2018. Please revise, in future filings, to discuss the specific reasons for declines in specific individual expense types between periods. For example, address why there was a decline in legal expenses in
         2018 compared to 2017 and why was there a reduction in fees with the MSR conversion with NRZ. In addition, given that you are responsible for future fees, disclose the costs for
         "subsequent fees" moving forward as well the nature of these to be incurred expenses.
Notes to the Consolidated Financial Statements
Note 9 - Rights to MRSs
Ocwen Transactions, page F-41

5. Please revise to disclose, at each period presented, the remaining deferred revenue amounts received from NRZ in the form of lump-sum payments under the September
         2017 and January 2018 agreements. Tell us why it is appropriate, and the accounting basis, for recognizing these amounts as revenue over the initial term of the original agreements, which is generally April 2020, as opposed, for example, to the expected term of the underlying loans which are being serviced under the NZR agreements. In addition, provide a rollforward of activity as it relates to these deferred revenue amounts for each period presented.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Michelle Miller at 202-551-3368 or Marc Thomas at 202-551-3452
with any questions.



FirstName LastNameGlen A. Messina                              Sincerely,
Comapany NameOcwen Financial Corporation
                                                               Division of
Corporation Finance
April 4, 2019 Page 2                                           Office of
Financial Services
FirstName LastName